

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2015

<u>Via Email</u>
Jeff W. Sheets
Chief Financial Officer
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

> **Re:** **ConocoPhillips**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed February 24, 2015**
> **File No. 001-32395**

Dear Mr. Sheets:

We have completed our review of your filing. This completion relies on the assurances you provided not to make further disclosures of the "non-GAAP price normalized cash margin" metrics that were included in your filing.

We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director